CHESAPEAKE LODGING TRUST

710 Route 46 East

Suite 206

Fairfield, NJ 07004

December 4, 2009

VIA EDGAR AND FACSIMILE

Ms. Sonia Barros

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Registration Statement on Form S-11 (File No. 333-162184)

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chesapeake Lodging Trust (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m. Eastern Time, on Tuesday, December 8, 2009, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing. By separate letter, the underwriters of the issuance of the securities being registered have joined this request for acceleration.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours, Chesapeake Lodging Trust

By:	/s/ Douglas W. Vicari
Name:	Douglas W. Vicari
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	James E. Showen, Esq.

Kevin L. Vold, Esq.

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

December 4, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Registration Statement on Form S-11 (File No. 333-162184)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the several Underwriters, hereby join Chesapeake Lodging Trust in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on Tuesday, December 8, 2009, or as soon thereafter on such date as practicable.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended. We confirm that we have complied with and will continue to comply with, and we have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Exchange Act of 1934, as amended, in connection with the offering to which the above-referenced Registration Statement relates. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.

In connection with the foregoing and in accordance with Rule 460 of the Securities Act of 1933, as amended, please be advised that we have effected approximately the following distribution of copies of the preliminary prospectus dated November 24, 2009.

Underwriters	4964
Individuals & Corporations	517
	5481	Copies

[Signature page to follow]

Very truly yours, J.P. MORGAN SECURITIES INC. DEUTSCHE BANK SECURITIES INC. As Representatives of the Underwriters BY: J.P. MORGAN SECURITIES INC.

By:	/s/ Eddy Allegaert
Name: Eddy Allegaert Title: Executive Director

BY: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Brad Miller
Name: Brad Miller Title: Managing Director

BY: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Frank M. Windels
Name: Frank M. Windels Title: Director